News Release

FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2003 (4Q03)

Highlights:

  The Company recorded a profit of Ch$624 million (US$1.1 million) in 4Q03, compared to a loss of Ch$1,960 million (US$3.3 million) in 4Q02 and a net profit for the year ended December 31, 2003 of Ch$10,134 million (US$17.0 million) compared to a net loss of Ch$17,857 million (US$30.1 million).

  EBITDA amounted to Ch$95,746 million (US$161.2 million) in 4Q03, and to Ch$381,863 million (US$643.1 million) for the full year 2003

  EBITDA margin reached 45.8% in 4Q03 and 47.0% in 2003, compared to 44.1% in 4Q02 and 45.5% in 2002

(Santiago, Chile - January 27, 2004) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announced today its financial results, submitted to an internal financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of December 31, 2003) for the fourth quarter of 2003. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for September 30, 2003, which was Ch$593.80 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company's website, www.telefonicactcchile.cl.

CONSOLIDATED RESULTS FOR 4Q03

(Comparisons refer to 4Q02)

Telefónica CTC Chile' s revenues decreased by 3.2% in 4Q03 as compared to 4Q02, amounting to Ch$209,112 million (US$352.2 million). Regarding he different business areas during the quarter, fixed telephony, long distance and corporate communications revenues negatively impacted consolidated revenues with decreases of 6.3%, 32.9% and 15.2%, respectively, with compared to 4Q02. These declines were partially compensated by increases of 14.5% in mobile services and 9.7% in other businesses, which include public telephones, interior installation and Telemergencia (home security). For the full year 2003, revenues decreased 6.5% with respect 2002, reaching Ch$812,790 million (US$1,368.7 million)

Operating costs and expenses decreased by 2.4% in 4Q03, to Ch$181,676 million (US$306.0 million), as compared to Ch$186,138 million (US$313.5 million) in 4Q02. During 2003, operating costs and expenses decreased 5.5% with respect to 2002 and amounted to Ch$697,432 million (US$1,174.5 million).

Salary expenses decreased by 14.2% in 4Q03, to Ch$14,835 million (US$25.0 million), mainly due to the personnel restructuring realized in October, 2002.

Other operating costs and expenses decreased by 15.6% in 4Q03 as compared to 4Q02, to Ch$62,858 million (US$105.9 million). This decline is explained by lower rental capacity, lower uncollectables provision (-25.4%) and costs associated to the Istel subsidiary in the 4Q02.

Administrative and selling expenses increased by 29.6% to Ch$38,009 million (US$64.0 million), due to higher costs and sales commissions related to the mobile business, ADSL and corporate communications, as well as higher costs related to third-party contracts.

As a result of the above, EBITDA in 4Q03 grew slightly by 0.5% to Ch$95,746 million (US$161.2 million), compared to Ch$95,287 million (US$160.5 million) recorded in 4Q02. During 2003, EBITDA decreased 3.5%, reaching Ch$381,863 million (US$643.1 million), with respect to the previous year.

EBITDA margin in 4Q03 was 45.8%, compared to 44.1% recorded in 4Q02. For the year 2003, EBITDA margin was 47.0%, compared to 45.5% in 2002.

As of 4Q03, depreciation of assets related to the sales and administration will be accounted for under SG&A. Depreciation of operating assets increased by 1.4% to Ch$65,974 million (US$111.1 million) in 4Q03 as compared to 4Q02, as a result of the Company's new assets in service and which are mainly related to the mobile business and data. During 2003, depreciation of operating assets remained constant at Ch$263,687 million (US$444.0 million). Total depreciation increased 4.5% with respect to 4Q02 and 1.0% for the year.

OPERATING INCOME decreased by 8.4% to Ch$27,436 million (US$46.2 million) in 4Q03 as compared to the Ch$29,944 million (US$50.4 million) recorded in 4Q02. For the year 2003, operating income totaled Ch$115,358 million (US$194.3 million), reflecting a decrease of 12.5% with respect to 2002. The operating margin amounted to 13.1% in 4Q03 as compared to 13.9% in 4Q02, whereas for the year operating margin reached 14.2% in 2003 compared to 15.2% in 2002.

NON-OPERATING INCOME (LOSS): Telefónica CTC Chile recorded a 21.2% decrease in non-operating losses, which amounted to Ch$18,434 million (US$31.0 million) in 4Q03, as compared to a non-operating loss of Ch$23,395 million (US$ 39.4 million) in 4Q02. This improvement is basically the result of:

    A decrease of 34.9% in financial interest expense in 4Q03 with respect to 4Q02 as a result of a 10.4% reduction in average debt and lower interest rates in the local and international markets. Average financial debt amounted to US$1,408 million during the 4Q03);

    A 34.8% decrease in other non-operating expenses as a result of extraordinary charges during 4Q02

    Lower monetary correction charge of Ch$339 million (US$0.6 million) in 4Q03, mainly explained by the exchange rate adjustment over accounts receivables associated to revenues from international LD operators

The above was partially offset by: (i) an 81.6% decrease in interest income due to lower local and international interest rates and lower cash position resulting from the Company's reduction in interest-bearing debt and dividend payments.

During 2003, non-operating losses decreased 37.6% vs. 2002, totaling Ch$76,074 million (US$128.1 million).

INCOME TAXES: In 4Q03, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$8,340 million (US$14.0 million), composed of a Ch$3,714 million (US$6.2 million) current income tax and a Ch$4,626 million (US$7.8 million) charge for deferred taxes of the period as well as amortization of deferred taxes of previous periods. This is a 1.7% decrease as compared to the Ch$8,483 million (US$14.3 million) tax charge registered in 4Q02. For the full year 2003, total income tax was Ch$29,009 million (US$48.9 million), representing an increase of 7.5% over 2002.

The Company recorded a net income of Ch$624 million (US$1.1 million) in 4Q03 as compared to a net loss of Ch$1,960 million (US$3.3 million) recorded in 4Q02. During 2003, net income totaled Ch$10,134 million (US$17.0 million) vs. a net loss of Ch$17,857 million (US$30.1 million) in 2002.

Net income per ADR in 4Q03 amounted to US$0.004, compared to a loss per ADR of US$0.012 recorded in 4Q02. Furthermore, net income per share in 4Q03 equaled Ch$0.7 as compared to the loss of Ch$2.0 in 4Q02. During 2003, net income per ADR amounted to US$0.07, net income per share reached Ch$10.6.

Capital expenditures for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$70 million in 4Q03 compared to US$107 million in 4Q02. For the twelve months ended December 2003, capital expenditures totaled US$241 million, compared to US$249 million the previous year. Capital expenditures during the period were mainly focused on the deployment of the new GSM/GPRS mobile network.

The consolidated free cash flow from operations in 4Q03 reached Ch$39,690 million (US$66.8 million) as compared to Ch$21,963 million (US$37.0 million) in 4Q02. The consolidated operating free cash flow decreased by 9.7% to Ch$162,283 million (US$273.3 million) in the twelve-month period ended December 2003, as compared to Ch$179,753 million (US$302.7 million) in the same period of the previous year, mainly due to higher current income taxes in 2003.

REVENUES BY BUSINESS UNIT

Revenues from fixed telephony services include Primary Service, Access Charges and Interconnections and Directory Advertising. Fixed telephony revenues, which represented 44.9% of total operating revenues in 4Q03, decreased by 6.3% to Ch$93,856 million (US$158.1 million) as compared to 4Q02. During 2003, revenues of fixed telephony decreased by 2.7%, reaching Ch$374,541 million (US$630.8 million) and representing 46.1% of total consolidated revenues for the year.

Lines per employee (excluding employees of Telefónica CTC Chile's subsidiaries), decreased from 1,050 in December 31, 2002, to 915 in December 31, 2003, explained by a 10% decrease of lines in service together with a 3.2% increase in headcount compared to December 2002.

Primary service revenues, which include the fixed monthly charge, variable charge, connections and other installations, value-added services and equipment marketing, and others (ADSL, IP flat fee, rural telephony, among others), decreased by 9.5% to Ch$84,582 million (US$142.4 million) in 4Q03 as compared to 4Q02. This decrease is mainly attributable to a 10.5% decrease in the fixed monthly charge and an 14.1% decrease in the variable charge due to: (i) the lower exchange rate which had a negative impact on the tariff indexator (ii) a 1% additional tariff decrease applied in May 2003 to variable and fixed charges pursuant to the Tariff Decree; (iii) a 9.0% decrease in average lines in service in 4Q03 vs. 4Q02, which resulted from increased disconnections in 4Q03 associated to non-payment, (iv) a 7.4% decrease in total traffic for 4Q03 compared to 4Q02, and (v) an increase in the proportion of traffic charged as fixed-Internet traffic, whose rates are lower than those of traffic rated as Measured Local Service (fixed-fixed calls). However, the above was partially offset by a 59.3% increase in revenues from equipment marketing which, as of January, include revenues from equipment sales to small and medium-sized enterprises. Previously, these revenues were included in corporate customer communication revenues. Additionally, other fixed telephony revenues grew 40.4% due to the growth in new services over the fixed line such as ADSL and flat fee plans.

Access charges and interconnections revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile's network. They also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers, among others. These revenues increased by 41.1% in 4Q03 to Ch$8,151 million (US$13.7 million) as compared to 4Q02, mainly due to an increase of 123.9% in other interconnection services due to the payment of pending interconnection charges from other local operators and higher revenues from network services and interconnections. These increases were partially compensated by 14.2% lower of DLD access charges revenues and 30.8% lower in ILD access charges revenues, due to a 14.9% and 32.0% decrease in domestic and international interconnection traffic, respectively

Revenues from directory advertising, generated by the Company's contract with Publiguías, increased by 16.1% in 4Q03 to Ch$1,123 million (US$1.9 million) as compared to 4Q02.

Long distance revenues include revenues from domestic and international long distance traffic carried by 188 Telefónica Mundo and Globus 120, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 6.3% of consolidated operating revenues in 4Q03, decreased by 32.9% as compared to 4Q02, to Ch$13,231 million (US$22.3 million). This decrease in revenues was mainly due to: (i) lower revenues from domestic long distance services ("DLD") due to the 4.3% decrease in DLD traffic carried by 188 Telefónica Mundo and Globus in 4Q03 as compared to 4Q02, in line with the DLD industry traffic trends and the substitution effect from mobile service, and (ii) lower revenues from international long distance services ("ILD") due to an 8.7% decrease in outgoing ILD traffic, together with a reduction of 6.9% in the average price of this service in 4Q03 vs. 4Q02 caused by increased competition, and (iii) lower revenues from the rental of the long distance network to other telecom operators due to lower prices and lower industry traffic in general. During the year, revenues declined 18.3% to Ch$61,655 million (US$103.8 million) and representing a 7.6% of total consolidated revenues.

Mobile communications revenues include revenues from outgoing cellular traffic and interconnection revenues from Calling Party Pays (incoming traffic to the mobile network), as well as revenues from mobile equipment sales. Total revenues from mobile communications, which accounted for 31.5% of total operating revenues in 4Q03, amounted to Ch$65,811 million (US$110.8 million), representing an increase of 14.5% as compared to 4Q02. This increase is mainly the result of a 17.1% increase in average cellular subscribers and also an increase in sales of prepaid equipments, which was partially offset by a decrease in the average monthly revenue per user ("ARPU"), due to an increase in the proportion of prepaid customers in Telefónica Móvil' s subscriber base. Prepaid customers represented 80.5% of total average cellular subscribers in 4Q03, as compared to 76.3% in 4Q02. As of December 31, 2003, Telefónica Móvil had 2,269,757 customers, of which, 421,698 are GSM customers. During 2003, revenues of mobile communications Ch$237,620 million (US$400.2 million) representing a 29.2% of total revenues for the year.

Corporate customer communications include revenues from (i) telecommunications equipment sales, which refers to voice equipment (fax, PABX, etc.); (ii) complementary telephone services, such as 600, 700, 800 numbers and digital communications; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, "ISP Empresas" revenues, services such as housing and hosting and consulting services to corporate customers.

Revenues from corporate customer communications decreased by 15.2% to Ch$21,373 million (US$36.0 million) in 4Q03 as compared to 4Q02. The contribution of corporate customer communications revenues to total operating revenues decreased from 11.7% in 4Q02 to 10.2% in 4Q03. This decrease was mainly due to 32.1% lower revenues in telecommunications equipment sales to small and medium-sized enterprises, which starting in January 2003, are accounted for under fixed telephony revenues. Excluding these revenues, corporate customer communications revenues increased 5.1%. Additionally, circuit revenues and others decreased 48.1% which was partially compensated by (i) a 47.3% increase in data services revenues in 4Q03 as compared to 4Q02 due to increased connectivity services through the IP network, and (ii) a 4.0% increase in complementary services to corporate customers. ATM links increased by 4.1% while data links through the IP network grew at a rate of 85.3% for dedicated IP network, and average customers decreased by 4.4% for switched IP network in 4Q03 as compared to 4Q02. For the year 2003, corporate communications revenues reached Ch$78,733 million (US$132.6 million), representing a 9.7% of total consolidated revenues for the period.

These revenues include public telephones, as well as revenues from interior installation and equipment marketing of the subsidiary CTC Equipos, among others. These revenues which represented 7.1% of total operating revenues in 4Q03, grew 9.7% to Ch$14,841 million (US$25.0 million) in this quarter vs. 4Q02. During 2003, these revenues reached Ch$60,241 million (US$101.4 million), representing a 7.4% of total revenues for the year.

Public telephone revenues decreased by 12.6% in 4Q03 to Ch$2,650 million (US$4.5 million) as compared to 4Q02.

Interior installation and equipment marketing revenues increased by 7.3% in 4Q03 to Ch$8,070 million (US$13.6 million) compared to 4Q02.

Other businesses revenues, that include revenues from other subsidiaries such as Telemergencia and t-gestiona, among others, reached Ch$4,121 million (US$6.9 million) in 4Q03, with an 38.3% increase compared to 4Q02, mainly due to higher revenues from Telemergencia and partially offset by the sale of Istel.

BUSINESS UNIT PERFORMANCE FOR 4Q03

Contribution to

Business Unit EBITDA EBITDA Margin Net Result

(Ch$ mn) (Ch$mn)

Fixed telephony 52,204 48.2% -4,562

Long distance 8,034 38.5% 1,402

Mobile 20,026 29.9% -1,303

Corp. Communications (incl. Data) n.d. n.d. 5,508

Others n.d. n.d. -421

Consolidated 95,746 45.8% 624

BUSINESS UNIT PERFORMANCE FOR FULL YEAR 2003

Contribution to

Business Unit EBITDA EBITDA Margin Net Result

(Ch$ mn) (Ch$mn)

Fixed telephony 215,207 49.8% -21,098

Long distance 35,471 38.9% 18,704

Mobile 77,485 32.0% 4,542

Corp. Communications (incl. Data) n.d. n.d. 17,406

Others n.d. n.d. -9,420

Consolidated 381,863 47.0% 10,134

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COMPANY NEWS

TELEFONICA CTC CHILE PRESENTS ITS TARIFF STUDY PROPOSAL AS PART OF THE TARIFF SETTING PROCESS FOR FIXED TELEPHONY SERVICES

On November 5, 2003, Telefónica CTC Chile presented its Tariff proposal for fixed telephony. The Company proposed an increase in all its regulated tariffs, based on a higher number of costs (not included in the previous tariff decree), the declining traffic trends experienced, as well as industry changes in terms of the competition.

In an approach to satisfy client needs, the Company also proposed a of structure blocks (plans) of minutes according to different consumption levels. Thus, the proposed number of tariff areas increase from 4 to 20 and the number of hourly timeslots also increase to 3 (normal, reduced and night).

THE INTERCONNECTION TARIFFS FOR MOBILE OPERATORS ARE ANNOUNCED

On January 21, 2004,and as part of the interconnection charge tariff setting process for mobile operators, the Undersecretary of Telecommunications announced the Tariff Decree which stipulates the definitive tariffs for all operators in the sector. The new tariffs imply that, tariffs will decrease an average of 26.5% with respect to the current interconnection charges over the course of the 5 years in effect of the Decree.

COLLECTIVE BARGAINING PROCESS 2003

In October of 2003, Telefonica CTC Chile and its subsidiaries began a new collective bargaining process of labor contracts with employees. The majority of workers negotiating included workers that, in the collective bargaining process of July 2002, froze their existing conditions by invoking article 369 of the Chilean Labor Code. 90% of the total 2,370 employees participating in this negotiation, reached an agreement with the Company. The principle terms of these agreements considered: differentiated salaries in-line with market conditions, variable incentive according to Company performance and flexible schedules, among others.

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicactcchile.cl (Investor Relations)

For more information contact:

Sofía Chellew - Verónica Gaete

María José Rodríguez - Florencia Acosta Kevin Kirkeby /Mariana Crespo

TELEFONICA CTC CHILE THE GLOBAL CONSULTING GROUP

Tel.: 562-691-3867 646-284-9416 / 646-284-9407

Fax: 562-691-2392

E-mail: E-mail:

schelle@ctc.cl, vgaete@ctc.cl kkirkeby@hfgcg.com

mjrodri@ctc.cl, macosta@ctc.cl mcrespo@hfgcg.com

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control

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